UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2021

Fundrise Income eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Income eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in, and manage a diversified portfolio of real investments and other real estate-related assets. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Income eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Income eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered and may continue to offer in the future, up to $50.0 million in our common shares in any rolling twelve-month period under Regulation A (the “Offering”). The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $99.1 million and $94.4 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $166,000 and $141,000, respectively, received in private placements to third parties) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,906,000 and 9,439,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2021, approximately $1.5 million of our previously qualified common shares remained available for sale (based on our current share price) under our Offering.

As of September 14, 2021, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Managers in its sole discretion, but no less frequently than annually. As of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.02	Form 1-U
December 31, 2020	$10.06	Form 1-U
June 30, 2021	$10.10	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On October 8, 2018, we paid our first distribution to shareholders for the distribution period of September 6, 2018 through September 30, 2018. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from October 1, 2018 through October 1, 2021, as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
09/06/2018 – 09/30/2018	$0.0019178082	09/04/2018	10/08/2018	7.00%	Form 1-U
10/01/2018 – 10/31/2018	$0.0019178082	09/26/2018	01/07/2019	7.00%	Form 1-U
11/01/2018 – 11/30/2018	$0.0016438356	10/29/2018	01/07/2019	6.00%	Form 1-U
12/01/2018 – 12/31/2018	$0.0019178082	11/29/2018	01/07/2019	7.00%	Form 1-U
01/01/2019 – 01/31/2019	$0.0020547945	12/27/2018	04/10/2019	7.50%	Form 1-U
02/01/2019 – 02/28/2019	$0.0019178082	01/30/2019	04/10/2019	7.00%	Form 1-U
03/01/2019 – 03/31/2019	$0.0019178082	02/28/2019	04/10/2019	7.00%	Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808	03/28/2019	07/11/2019	8.00%	Form 1-U
05/01/2019 – 05/31/2019	$0.0023287671	04/30/2019	07/11/2019	8.50%	Form 1-U
06/01/2019 – 06/30/2019	$0.0030136986	05/30/2019	07/11/2019	11.00%	Form 1-U
06/30/2019(5)	$0.0356799014	06/27/2019	07/11/2019	(5)	Form 1-U
07/01/2019 – 07/31/2019	$0.0021917808	06/28/2019	10/09/2019	8.00%	Form 1-U
08/01/2019 – 08/31/2019	$0.0019178082	07/30/2019	10/09/2019	7.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0017808219	08/29/2019	10/09/2019	6.50%	Form 1-U
10/02/2019 – 10/31/2019	$0.0017808219	10/01/2019	01/13/2020	6.50%	Form 1-U
11/01/2019 – 11/30/2019	$0.0023287671	10/31/2019	01/13/2020	8.50%	Form 1-U
12/01/2019 – 12/31/2019	$0.0028767123	11/26/2019	01/13/2020	10.50%	Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534	12/23/2019	04/09/2020	9.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0023972603	01/29/2020	04/09/2020	8.75%	Form 1-U
03/01/2020 – 03/31/2020	$0.0023972603	02/26/2020	04/09/2020	8.75%	Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082	03/30/2020	07/09/2020	7.00%	Form 1-U
05/01/2020 – 05/31/2020	$0.0021917808	04/29/2020	07/09/2020	8.00%	Form 1-U
06/01/2020 – 06/30/2020	$0.0019178082	05/27/2020	07/09/2020	7.00%	Form 1-U
07/01/2020 – 07/31/2020	$0.0015068493	06/29/2020	10/08/2020	5.50%	Form 1-U
08/01/2020 – 08/31/2020	$0.0013698630	07/30/2020	10/08/2020	5.00%	Form 1-U
09/01/2020 – 10/01/2020	$0.0013698630	08/28/2020	10/08/2020	5.00%	Form 1-U
10/02/2020 – 10/31/2020	$0.0010958904	10/01/2020	01/12/2021	4.00%	Form 1-U
11/01/2020 – 11/30/2020	$0.0011643836	10/29/2020	01/12/2021	4.30%	Form 1-U
12/01/2020 – 12/31/2020	$0.0017123288	11/25/2020	01/12/2021	6.30%	Form 1-U
01/01/2021 – 01/31/2021	$0.0017808219	12/29/2020	04/13/2021	6.50%	Form 1-U
02/01/2021 – 02/28/2021	$0.0015068493	01/28/2021	04/13/2021	5.50%	Form 1-U
03/01/2021 – 03/31/2021	$0.0013698630	02/25/2021	04/13/2021	5.00%	Form 1-U
04/01/2021 – 04/30/2021	$0.0014383562	03/30/2021	07/13/2021	5.25%	Form 1-U
05/01/2021 – 05/31/2021	$0.0013698630	04/29/2021	07/13/2021	5.00%	Form 1-U
06/01/2021 – 06/30/2021	$0.0017123288	05/28/2021	07/13/2021	6.25%	Form 1-U
07/01/2021 – 07/31/2021	$0.0016438356	06/29/2021	10/21/2021	6.00%	Form 1-U
08/01/2021 – 08/31/2021	$0.0015068493	07/28/2021	10/21/2021	5.50%	Form 1-U
09/01/2021 – 10/01/2021	$0.0013698630	08/27/2021	10/21/2021	5.00%	Form 1-U
Weighted Average	$0.0018912863(3)			6.90%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from September 6, 2018 through October 1, 2021.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.
(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.0356799014 per share (the “Additional June 30, 2019 Distribution Amount”), which was payable to shareholders of record as of the close of business on June 30, 2019. The distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that, on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 1,641,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments and from income to primarily be derived through the difference between revenue and the cost at which we are able to finance our investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2021 and 2020, we earned total net income of approximately $1.8 million and $2.1 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $2.4 million from our real estate debt investments. Interest revenue was consistent with the prior period despite the redemption of four real estate debt investments during the six months ended June 30, 2021 due to the acquisition of one new debt investment during the six months ended June 30, 2021.

Other Revenue

For the six months ended June 30, 2021 and 2020, we earned other revenue of approximately $46,000 and $111,000, respectively. The decrease in other revenue was primarily related to fewer real estate debt investments executing extensions during the period, resulting in less extension fees earned on our real estate debt investments in 2021 than in the prior year.

Expenses

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $382,000 and $214,000, respectively. The increase in asset management fees is related to an increase in NAV, as the asset management fee is calculated as a percentage of NAV each quarter.

General and Administrative Expenses

For the six months ended June 30, 2021 and 2020, we incurred general and administrative expenses of approximately $128,000 and $112,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2021 and 2020, we had equity in earnings (losses) of approximately $(177,000) and $(69,000) from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to the net loss generated by two of our equity method investments that were acquired during the six months ended June 30, 2021, both of which included origination fees.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans and Mezzanine Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Middleburg University City Senior Loan(6)	Charlotte, NC	Land	11/30/2018	11.0%	05/31/2019	$4,400,000	73.2%	--	Initial	Update
649 Madison Avenue Senior Loan(8)	Los Angeles, CA	Land	01/14/2019	10.0%	01/14/2020	$891,000	73.2%	--	Initial	Update
851 Hart Senior Loan(7)	Brooklyn, NY	Multifamily	02/19/2019	7.5%	02/19/2021	$2,750,000	80.9%	82.3%	Initial	Update
5625 Case Senior Loan(9)	North Hollywood, CA	Land	03/19/2019	9.8%	09/19/2020	$1,662,000	87.5%	--	Initial	Update
Boat Senior Loan	Upland, CA	Land	04/08/2019	9.9%	10/08/2020	$1,610,000	82.6%	--	Initial	N/A
HC Senior Loan(13)	San Pedro, CA	Land	04/09/2019	9.8%	04/09/2020	$3,000,000	71.4%	76.9%	Initial	Update
GSB Toluca Apts Senior Loan(10)	Toluca Lake, CA	Land	05/20/2019	9.5%	10/20/2020	$4,050,000	84.4%	--	Initial	Update
686-WOPG Senior Loan(12)	Los Angeles, CA	Commercial	10/24/2019	9.0%	10/24/2021	$2,750,000	66.0%	--	Initial	Update
3&P Senior Loan(11)	Long Beach, CA	Land	12/19/2019	9.0%	01/19/2021	$6,500,000	43.0%	82.0%	Initial	Update
The Station East Owner II	Union City, CA	Land	11/20/2020	9.5%	11/20/2023	$19,255,000	88.0%	69.0%	Initial	N/A
Grand Mezzanine Loan	El Mirage, AZ	Multifamily	01/20/2021	10.55%	01/20/2024	$12,784,000	--	85.0%	Initial	N/A

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On March 1, 2019 the Middleburg University City Senior Loan was paid off and is no longer outstanding.
(7)	On July 2, 2020 the 851 Hart Senior Loan was paid off and is no longer outstanding.
(8)	On July 10, 2020 the 649 Madison Avenue Senior Loan was paid off and is no longer outstanding.
(9)	On September 28, 2020 the 5625 Case Senior Loan was paid off and is no longer outstanding.
(10)	On January 26, 2021 GSB Toluca Apts Senior Loan was paid off and is no longer outstanding.
(11)	On February 5, 2021 3&P Senior Loan was paid off and is no longer outstanding.
(12)	On February 12, 2021 686-WOPG Senior Loan was paid off and is no longer outstanding.
(13)	On April 2, 2021 the HC Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	--	Initial	N/A
RSE Mosby Lakeside Controlled Subsidiary	Pooler, GA	Multifamily	11/05/2018	13.0%	11/05/2021	$7,585,000	--	85.0%	Initial	N/A
RSE-Aura Controlled Subsidiary(6)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,066,160	95.0%	--	Initial	Update
Evergreen Park Controlled Subsidiary(7)	Lake Stevens, WA	Multifamily	09/05/2019	11.8%	01/19/2021	$7,000,000	--	79.7%	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(6)	On February 27, 2019, the RSE-Aura Controlled Subsidiary was repaid in full.
(7)	On May 15, 2020, the Evergreen Park Controlled Subsidiary was repaid in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE 23Hundred at Ridgeview	Plano, TX	Multifamily	12/10/2018	$5,650,000	Initial	N/A
NP 85(2)	San Antonio, TX	Multifamily	12/19/2018	$1,939,296	Initial	Update
NP 84(3)	Mansfield, TX	Multifamily	04/01/2019	$11,495,000	Initial	Update
The View at Lakeside	Lewisville, TX	Multifamily	05/11/2021	$6,105,000	Initial	N/A
Luxe	Tampa, FL	Multifamily	05/13/2021	$7,670,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was liquidated and fully distributed.
(3)	On June 20, 2019, the NP 84 investment was liquidated and fully distributed.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $61.0 million for nine investments, $11.4 million for deposits, and had approximately $9.8 million in cash. In addition to our investments of approximately $61.0 million, we had future funding commitments up to an additional $10.7 million related to our investments. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations. As of August 24, 2021, the Manager closed the Offering. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt as of September 17, 2021 and June 30, 2021. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we do not raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression, the global economy is experiencing a resounding rebound with the International Monetary Fund (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth.

Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments acquired by or repaid to the Company since June 30, 2021 (through September 17, 2021):

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Walcott Hackensack Controlled Subsidiary	Hackensack, NJ	Multifamily	07/29/2021	11.0%	01/19/2024	$3,750,000	--	71.3%	Initial
RSE Mosby Lakeside Controlled Subsidiary(6)	Pooler, GA	Multifamily	11/05/2018	13.0%	11/05/2021	$7,585,000	--	85.0%	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(6)	On August 24, 2021the RSE Mosby Lakeside Controlled Subsidiary investment was paid off and is no longer outstanding.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $10.10 due to a semi-annual change in NAV. More information can be found here.

Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0015068493 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.

Status of our Offering	09/14/2021	As of September 14, 2021, the Manager closed the Offering. The Company may in the future file an offering statement to qualify additional shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act, as determined by the Manager. More information can be found here.

Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Income eREIT II, LLC

Fundrise Income eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$9,781	$10,481
Interest receivable	39	113
Other assets	4	6
Deposits	11,399	13,905
Real estate debt investments	41,611	55,095
Investments in equity method investees	22,425	7,977
Total Assets	$85,259	$87,577

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$57	$97
Due to related party	199	141
Settling subscriptions	87	452
Redemptions payable	2,010	2,250
Distributions payable	1,566	1,475
Other liabilities	15	36
Deferred interest revenue	700	1,760
Total Liabilities	4,634	6,211

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 9,906,007 and 9,439,322 shares issued and 8,265,064 and 8,299,937 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	82,643	82,864
Retained Earnings (Accumulated deficit)	(2,018)	(1,498)
Total Members’ Equity	80,625	81,366
Total Liabilities and Members’ Equity	$85,259	$87,577

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Interest revenue	$2,394	$2,396
Other revenue	46	111
Total revenue	2,440	2,507

Expenses
Asset management and other fees – related party	382	214
General and administrative expenses	128	112
Total expenses	510	326

Other (expenses) income
Equity in earnings (losses)	(177)	(69)
Total other (expense) income	(177)	(69)
Net income (loss)	$1,753	$2,112

Net income (loss) per basic and diluted common share	$0.21	$0.36
Weighted average number of common shares outstanding, basic and diluted	8,367,227	5,827,119

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Income eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

			Retained
			Earnings	Total
	Common Shares		(Accumulated	Members’
	Shares	Amount	deficit)	Equity
December 31, 2020*	8,299,937	$82,864	$(1,498)	$81,366
Proceeds from issuance of common shares	466,685	4,692	-	4,692
Offering costs	-	(20)	-	(20)
Distributions declared on common shares	-	-	(2,273)	(2,273)
Redemptions of common shares	(501,558)	(4,893)	-	(4,893)
Net income (loss)	-	-	1,753	1,753
June 30, 2021 (unaudited)	8,265,064	$82,643	$(2,018)	$80,625

			Retained
			Earnings	Total
	Common Shares		(Accumulated	Members’
	Shares	Amount	deficit)	Equity
December 31, 2019*	5,070,479	$50,530	$(1,156)	$49,374
Proceeds from issuance of common shares	1,415,882	14,159	-	14,159
Offering costs	-	(179)	-	(179)
Distributions declared on common shares	-	-	(2,255)	(2,255)
Redemptions of common shares	(333,287)	(3,230)	-	(3,230)
Net income (loss)	-	-	2,112	2,112
June 30, 2020 (unaudited)	6,153,074	$61,280	$(1,299)	$59,981

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$1,753	$2,112
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings (losses)	177	69
Interest revenue received in kind	(860)	(693)
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	74	(28)
Net (increase) decrease in other assets	2	7
Net increase (decrease) in accounts payable and accrued expenses	(40)	(29)
Net increase (decrease) in due to related party	58	5
Net increase (decrease) in other liabilities	(21)	(13)
Net increase (decrease) in deferred interest revenue	(1,060)	(508)
Net cash provided by (used in) operating activities	83	922
INVESTING ACTIVITIES:
Investment in real estate debt investments	(2,076)	(2,523)
Repayment of real estate debt investments	16,420	2,832
Investment in equity method investments	(14,855)	(1,472)
Return of investment from equity method investees	230	49
Issuance of deposits	(7,779)	-
Release of deposits	10,285	-
Net cash provided by (used in) investing activities	2,225	(1,114)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	4,240	13,413
Proceeds from settling subscriptions	87	938
Redemptions paid	(5,133)	(909)
Distributions paid	(2,182)	(2,257)
Offering costs paid	(20)	(38)
Reimbursements from (to) related party	-	(150)
Net cash provided by (used in) financing activities	(3,008)	10,997

Net increase (decrease) in cash and cash equivalents	(700)	10,805
Cash and cash equivalents, beginning of period	10,481	7,318
Cash and cash equivalents, end of period	$9,781	$18,123

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise Income eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$-	$26
Construction reserve holdback	$-	$301

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT II, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Income eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2021 and the six months ended June 30, 2020. We hold substantially all of our assets directly, and as of June 30, 2021 have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Currently, a maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $20.2 million of shares on August 24, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company has net common shares outstanding of approximately 8,265,000 and 8,300,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 500 common shares. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2021 and December 31, 2020, third parties had purchased approximately 17,000 and 14,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $166,000 and $141,000, respectively. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $99.1 million and $94.4 million, respectively, and the total amount of settling subscriptions was approximately $87,000 and $452,000, respectively. These amounts were based on a $10.06 and $10.02 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and the six months ended June 30, 2020, approximately $0 and $26,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and the year ended December 31, 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense to for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager had incurred cumulative organizational and offering costs of approximately $428,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2018 and approximately $0 and $129,000 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2021 and December 31, 2020, respectively. During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company reimbursed the Manager approximately $0 and $279,000, respectively, of offering costs. As such, no offering costs remained payable as of June 30, 2021 and December 31, 2020, respectively.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $20,000 and $96,000 respectively. Of these amounts, approximately $0 and $5,000 were payable as of June 30, 2021 and December 31, 2020, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment at least annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2021 and 2020, we did not have any TDRs. As of June 30, 2021 and December 31, 2020, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments during the six months ended June 30, 2021 and 2020.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$7,977	$6,586
New investments in equity method investees	14,855	1,670
Equity in earnings (losses) of equity method investees	(177)	(52)
Distributions from equity method investees	(230)	(227)
Ending balance	$22,425	$7,977

As of June 30, 2021 and December 31, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018 a 16.4% non-controlling member interest in 23Hundred At Ridgeview JV LP, whose activities are carried out through the following wholly-owned asset: 23Hundred At Ridgeview Ranch, a multifamily complex in Plano, TX.
(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. See Note 7, Related Party Arrangements for further information regarding National Lending.
(3)	Acquired in 2021, a 25.0% non-controlling member interest in The View JV LP, whose activities are carried out through the following wholly-owned asset: The View at Lakeside, a multifamily complex in Lewisville, TX.
(4)	Acquired in 2021, a 28.5% non-controlling member interest in Luxe JV LP, whose activities are carried out through the following wholly-owned asset: Luxe, a multifamily complex in Tampa, FL.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	23Hundred JV LP As of, June 30, 2021	National Lending, LLC As of June 30, 2021	The View JV LP As of June 30, 2021	Luxe JV LP As of June 30, 2021
Real estate assets, net	$83,020	$-	$55,443	$54,025
Other assets	2,437	62,995	1,766	1,567
Total assets	$85,457	$62,995	$57,209	$55,592

Mortgage notes payable	$55,157	$-	$36,595	$37,130
Other liabilities	1,238	3	1,179	677
Equity	29,062	62,992	19,435	17,785
Total liabilities and equity	$85,457	$62,995	$57,209	$55,592
Company’s equity investment, net	$4,659	$4,265	$5,985	$7,516

Condensed income statement information:	23Hundred JV LP For the Six Months Ended June 30, 2021	National Lending, LLC For the Six Months Ended June 30, 2021	The View JV LP For the Six Months Ended June 30, 2021	Luxe JV LP For the Six Months Ended June 30, 2021
Total revenue	$4,400	$588	$2,935	$2,946
Total expenses	4,188	21	3,138	2,972
Net income (loss)	$212	$567	$(203)	$(26)
Company’s equity in earnings (loss) of investee	$19	$38	$(15)	$(12)
Company’s share of origination costs within equity	-	-	(92)	(115)

As of December 31, 2020 and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	23Hundred JV LP As of December 31, 2020	National Lending, LLC As of December 31, 2020
Real estate assets, net	$84,110	$-
Other assets	2,971	52,950
Total assets	$87,081	$52,950

Mortgage notes payable	$55,157	$-
Other liabilities	1,906	-
Equity	30,018	52,950
Total liabilities and equity	$87,081	$52,950
Company’s equity investment, net	$4,830	$3,147

Condensed income statement information:	23Hundred JV LP For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$3,931	$311
Total expenses	4,420	14
Net income (loss)	$(489)	$297
Company’s equity in earnings (loss) of investee	$(88)	$19

4.	Real Estate Debt Investments

As of June 30, 2021 and December 31, 2020, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$55,095	$39,594
Investments(1)	2,076	22,178
Interest revenue received in kind	860	1,458
Principal repayments(2)	(16,420)	(8,135)
Ending balance	$41,611	$55,095

(1)	Investments as of June 30, 2021 include one mezzanine debt investment added during the six months ended June 30, 2021. Investments as of December 31, 2020 include one senior debt investment added during the year ended December 31, 2020.
(2)	The principal repayment includes full repayment from four senior debt investments during the six months ended June 30, 2021. The principal repayment includes full repayment from one preferred equity investment and three senior debt investments during the year ended December 31, 2020.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Senior and mezzanine debt	3	$23,018	$10,709	$23,018
Preferred equity	2	18,593	-	18,593
Balance as of June 30, 2021	5	$41,611	$10,709	$41,611

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior debt	6	$37,285	$-	$37,285
Preferred equity	2	17,810	-	17,810
Balance as of December 31, 2020	8	$55,095	$-	$55,095

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior and mezzanine debt	3	$1,610	$21,408	$-	$-
Preferred equity	2	10,742	-	7,851	-
Balance as of June 30, 2021	5	$12,352	$21,408	$7,851	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$18,113	$19,255	$-	$-
Preferred equity	2	10,066	-	7,661	-
Balance as of December 31, 2020	8	$28,179	$19,255	$7,661	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2021 and December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared(1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 - February 28, 2021	0.0015068493	$353		01/28/21	$353	04/13/21
March 1, 2021 - March 31, 2021	0.0013698630	354		02/25/21	354	04/13/21
April 1, 2021 - April 30, 2021	0.0014383562	355		03/30/21	-	07/13/21
May 1, 2021 - May 31, 2021	0.0013698630	353		04/29/21	-	07/13/21
June 1, 2021 - June 30, 2021	0.0017123288	431		05/28/21	-	07/13/21
July 1, 2021 - July 31, 2021	0.0016438356	427	(2)	06/29/21	-	10/21/21
Total		$2,273			$707

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared(1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0023972603	$407		01/29/2020	$407	04/09/2020
March 1, 2020 through March 31, 2020	0.0023972603	463		02/26/2020	463	04/09/2020
April 1, 2020 through April 30, 2020	0.0019178082	334		03/30/2020	334	07/09/2020
May 1, 2020 through May 31, 2020	0.0021917808	395		04/29/2020	395	07/09/2020
June 1, 2020 through June 30, 2020	0.0019178082	355		05/27/2020	355	07/09/2020
July 1, 2020 through July 31, 2020	0.0015068493	301		06/29/2020	301	10/08/2020
August 1, 2020 through August 31, 2020	0.0013698630	309		07/30/2020	309	10/08/2020
September 1, 2020 through October 1, 2020	0.0013698630	316		08/28/2020	316	10/08/2020
October 2, 2020 through October 31, 2020	0.0010958904	273		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0011643836	286		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0017123288	447		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0017808219	482	(3)	12/29/2020	-	04/13/2021
Total		$4,368			$2,880

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2021 and the year ended December 31, 2020, total distributions declared to related parties were approximately $3,000 and $7,000, respectively.
(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2021 financial statements, and is scheduled to be paid within three weeks after the end of September 2021.
(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $462,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and real estate debt investments. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $41.6 million and $55.1 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 8.00% to 14.00%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $5,000 and $6,000 of such costs on our behalf, respectively. Of these amounts, approximately $1,000 was due and payable as of June 30, 2021 and December 31, 2020.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until December 31, 2018 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $382,000 and $214,000 respectively. As of June 30, 2021 and December 31, 2020, approximately $191,000 and $138,000 of asset management fees remained payable to the Manager, respectively.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. Accordingly, for the six months ended June 30, 2021 and 2020, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the six months ended June 30, 2021 and 2020, no disposition fees have been incurred or paid to the Manager. As of June 30, 2021 and December 31, 2020, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and 2020, the Company purchased one and zero investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $17,000 and $8,000 of operational costs on our behalf, respectively. Of these amounts, approximately $7,000 and $2,000 were due and payable as of June 30, 2021 and December 31, 2020, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $4.2 million and $3.1 million for a 6.77% and 5.93% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of June 30, 2021 and December 31, 2020, we have not entered into any promissory notes with National Lending.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 17, 2021, for potential recognition or disclosure.

New Investments

As of September 17, 2021, we acquired one new preferred equity investment in the amount of approximately $3.8 million. Additionally, borrowers have drawn additional funds in the amount of approximately $1.3 million.

Investments Redeemed

As of September 17, 2021, the Company received full repayment for one preferred equity investment in the amount of approximately $7.6 million plus outstanding interest.

Status of our Offering

On September 14, 2021, the Manager closed the Regulation A offering of common shares. The Company may in the future file an offering statement on Form 1-A to qualify additional common shares for sale pursuant to Regulation A, or continue to offer its common shares pursuant to Regulation D, as determined by the Manager.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on August 15, 2018)
2.3*	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A/A filed on August 15, 2018)
2.4*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix B of the Company’s Form 1-A POS, filed on March 6, 2020)
6.1*	Form of License Agreement between Fundrise Income eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on August 15, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on August 15, 2018)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 17, 2021.

Fundrise Income eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 17, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 17, 2021
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)